UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 (11) 3038-8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                              No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                              No ☒

EXPLANATORY NOTE

This Form 6-K/A replaces the previous Form 6-K furnished to the Securities and Exchange Commission on October 16, 2019 to reflect an expected closing date for the offering of October 21, 2019.

PagSeguro Announces Pricing of its US$653.3 Million Secondary Follow-on

Offering on the New York Stock Exchange

São Paulo, October 16, 2019 – PagSeguro Digital Ltd., or PagSeguro Digital (NYSE: PAGS), announced today that it priced its previously announced follow-on public offering by its selling shareholder, Universo Online S.A., or UOL, of 16,750,000 of PagSeguro Digital’s Class A common shares at a public offering price of US$39.00, representing an aggregate offering of US$653,250,000. UOL has also granted the underwriters a 30-day option to purchase up to 2,512,500 additional Class A common shares at the public offering price less the underwriting discount. Immediately following this offering, PagSeguro Digital will have a total of 328,828,656 common shares (including treasury shares) issued and outstanding, of which 179,957,795 shares (including treasury shares) will be Class A common shares beneficially owned by investors other than UOL, representing a free float of 54.7%, assuming no exercise of the underwriters’ option to purchase additional common shares from UOL.

No other shareholder of PagSeguro Digital is selling in the offering.

PagSeguro Digital’s Class A common shares are listed on the New York Stock Exchange under the symbol “PAGS.” The offering is expected to close on October 21, 2019, subject to customary closing conditions.

None of the Class A common shares being offered will be sold by PagSeguro Digital and PagSeguro Digital will not receive any proceeds from the offering. This offering will not have any dilution effect on PagSeguro Digital’s current shareholders.

PagSeguro Digital is the parent company of PagSeguro Internet S.A., a provider of financial technology solutions incorporated in Brazil.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as Global Coordinators and the representatives of the underwriters in this follow-on offering and Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Merrill Lynch, Credit Suisse Securities (USA) LLC and Citgroup Global Markets Inc. are collectively acting as underwriters in this follow-on offering. When available, a copy of the prospectus and the accompanying final prospectus supplement relating to the offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, New York 10010; telephone: 1-800-221-1037; e-mail: usa.prospectus@credit-suisse.com; and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: +1 (800) 831-9146 (toll free).

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro Digital is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital banking solutions

•	In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants

•

Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services

•	Issuer of prepaid, cash and credit cards

•	Operate as a full acquirer

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro Digital’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

SOURCE: PagSeguro Digital.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9403 / 9524

ir@pagseguro.com

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on PagSeguro’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond PagSeguro’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. None of PagSeguro Digital, UOL or the Global Coordinators undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2019

PagSeguro Digital Ltd.

By: /s/ Eduardo Alcaro
Name: Eduardo Alcaro
Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director